Evanston Multi-Alpha Fund (formerly, North Square Evanston Multi-Alpha Fund)

(the “Fund”)

Class A Shares

Class I Shares

Supplement dated January 16, 2026 to the Prospectus and Statement of Additional Information dated July 25, 2025, as in effect and as may be amended from time to time

This Supplement provides new and additional information beyond that contained in the Prospectus and Statement of Additional Information (“SAI”) and should be read in conjunction with the Prospectus and SAI.

Terms used and not otherwise defined in this Supplement shall have the same meanings as set forth in the Fund’s Prospectus and/or SAI.

Adviser Transition to Evanston Capital Management, LLC (“ECM”)

As previously disclosed to the Fund’s shareholders, NSI Holdco, LLC, the parent company of North Square Investments, LLC (“NSI”), the Fund’s then investment adviser, had entered into a binding agreement to be acquired by Azimut Group, an independent global asset manager based in Milan, Italy, via its U.S. subsidiary, Azimut U.S. Holdings Inc. in early 2026 (the “NSI Transaction”). The NSI Transaction closed on January 8, 2026.

The closing of the NSI Transaction was deemed to be a change of control of NSI, which caused an “assignment” under the Investment Company Act of 1940, as amended, of the Fund’s investment advisory agreement with NSI (the “NSI Advisory Agreement”) and the investment sub-advisory agreement between the Adviser and ECM, resulting in their automatic termination effective as of the closing of the NSI Transaction.

In connection with the NSI Transaction, NSI had previously determined not to continue to serve as the investment adviser to the Fund upon the termination of the NSI Advisory Agreement. At a meeting held on October 15, 2025, the Fund’s Board of Trustees (the “Board”) approved a new investment advisory agreement (the “New Advisory Agreement”) between the Fund and ECM (the Fund’s investment adviser prior to May 6, 2024), with substantially identical terms to the NSI Advisory Agreement, including the Fund’s management fee rate. Shareholders of the Fund have been asked to approve the New Advisory Agreement at a special meeting of shareholders to be held on January 29, 2026.

In addition, the Board approved an interim investment advisory agreement (the “Interim Advisory Agreement”) with ECM to permit continuity of management until shareholders of the Fund approve the New Advisory Agreement. The Interim Advisory Agreement went into effect as of the close of the NSI Transaction, under which ECM currently serves as the Fund’s investment adviser on an interim basis until shareholders approve the New Advisory Agreement or 150 days from the date of the closing of the NSI Transaction, whichever is sooner. The terms of the Interim Advisory Agreement are substantially identical to those of the NSI Advisory Agreement (and the New Advisory Agreement) except for its date, duration and escrow provision.

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ECM has also agreed to a new expense limitation agreement to take effect at the same time as the New Advisory Agreement, which contains the same terms and expense cap as the expense limitation agreement with respect to the Fund that terminated upon the termination of the NSI Advisory Agreement. ECM also agreed to an interim expense limitation agreement with the same expense cap to cover the period during which ECM serves as the Fund’s investment adviser under the Interim Advisory Agreement.

The change in the Fund’s investment adviser did not result in any material changes in the day-to-day management of the Fund or to the Fund’s investment objective and principal investment strategies.

More detailed information regarding the transition to ECM as the Adviser and the proposal to be voted upon at the special shareholder meeting was provided in a proxy statement filed with the SEC on October 31, 2025 and previously mailed to shareholders.

In connection with the transition to ECM as the Adviser, the Fund’s name has been changed, effective January 1, 2026, to “Evanston Multi-Alpha Fund.” All references to the Fund’s name are replaced with its new name.

Change in Fund Distributor

As previously disclosed, PINE Distributors LLC (“PINE”), replaced Foreside Fund Services, LLC as the Fund’s Distributor, effective January 1, 2026. All references to the Fund’s Distributor in the Prospectus and SAI refer to PINE. PINE’s principal address is 501 S. Cherry Street, Suite 610, Denver, Colorado 80246. PINE is not affiliated with the Fund or the Adviser.

The following sentence on the second page of the cover: “The Distributor receives compensation from the Fund and may receive a portion of the distribution service fees with respect to those classes for which a Rule 12b-1 plan is effective.” is replaced with the following:

The Distributor does not receive compensation from the Fund for its distribution services except the distribution/service fees with respect to the shares of those classes for which a Rule 12b-1 distribution plan is effective. With respect to Class A Shares, the Distributor will be entitled to that part of any front-end sales charge that is retained by the Distributor after reallowance to brokers, dealers or other intermediaries. The Adviser may pay the Distributor a fee for certain distribution-related services.

The second paragraph under “Distribution Arrangements” on page 59 of the Prospectus is replaced with the following:

Pursuant to the Distribution Agreement, as it may be amended from time to time, the Distributor is compensated for performing distribution services on behalf of the Fund. The Distributor will assist the Fund and the Adviser with certain functions and duties relating to distribution and marketing of Shares. The Distributor does not receive compensation from the Fund for its distribution services except the distribution/service fees with respect to the shares of those classes for which a Rule 12b-1 distribution plan is effective. With

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respect to Class A Shares, the Distributor will be entitled to that part of any front-end sales charge that is retained by the Distributor after reallowance to brokers, dealers or other intermediaries. Pursuant to the Distribution Agreement, should any sales loads or distribution/service fees be retained by the Distributor, such amounts would not be held for profit by the Distributor, but instead would be used solely for distribution-related expenditures. The Distributor does not receive any compensation with respect to Class I shares under the Distribution Agreement. The Distributor may receive compensation for its distribution services on behalf of the Fund from the Adviser pursuant to a Distribution Services Agreement between the Distributor and the Adviser. The Adviser and the Distributor are also parties to a Registered Representative Services Agreement, as it may be amended from time to time, pursuant to which certain employees of the Adviser are licensed as registered representatives of the Distributor under FINRA rules (the “Registered Reps”). As Registered Reps of the Distributor these persons are permitted to engage in certain marketing activities for the Fund that they would otherwise not be permitted to engage in. The Distributor is reimbursed for certain expenses relating to the registrations, continuing education and other administrative expenses of the Registered Reps in relation to the Fund.

This Supplement is not a proxy and is not soliciting any proxy, which can only be done by means of a proxy statement.

Please retain this Supplement for future reference.

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